Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is a transcript of a town hall meeting held by Michael Dell, Chairman and Chief Executive Officer of Dell Inc. (“Dell”), and Joseph M. Tucci, Chairman and Chief Executive Officer of EMC Corporation, with Dell employees on October 13, 2015, a recording of which was subsequently made available to Dell employees. A transcript of the meeting is set forth below.

DELL INCORPORATED

Moderator:    Marius Haas

October 13, 2015

12:00 p.m. CT

Marius Haas:	Good afternoon Round Rock. A quick show of hands of who has seen the news? All right, wait a minute, wait a minute. If there’s someone sitting next to you that did not raise their hand, now would be a great time to whisper to them what we announced yesterday, OK?

All right, twenty years ago this organization was the first one. We embarked on a mission to create the best compute engine in the industry and then expanded it with storage and with networking, we converged with cloud solutions, and I’ll tell you, it’s amazing to see all of you here. It’s amazing to see the progress that we’ve made and the impact that we’ve made in the industry.

Now our chairman and CEO decided that this was also a great opportunity to take this journey, this excitement, this momentum to a whole new level. So without further ado, I would like you all to stand up and welcome our chairman, our CEO, Michael Dell. Whoa!

Michael Dell:	Thank you, Marius. Thank you, Marius. What’s all – what’s all the commotion about? So you all remember about two years ago when we went private and we said that we would continue to do acquisitions? Everybody remember that?

We weren’t kidding. So look. You all know, particularly here in this very important building at Dell, that we have a commitment to the enterprise. And that commitment is incredibly strong. Well it just got a lot stronger.

And the announcement that you saw yesterday brings together some of the strongest technology franchises in the world, in storage, in servers, in virtualization, in PCs, and that’s just kind of the beginning of this. Now if you – if you step back and you say, “What’s really happening in the world?” there is this great digital transformation that’s occurring.

Enormous amounts of data is being created and our customers are you know putting IP addresses into all of their old machines. You’re getting smart buildings, smart cars, and everything is now enabled by this digital world.

You have the explosion in number of devices, the number of applications, the amount of data. And all that data has to be turned into insights and better outcomes, better success for patients, customers, students, and society, so that’s going on. You have this whole move to the software-defined data center. You have hybrid clouds and private clouds being built up in a very big way. And of course, you have mobility. And as you have all these new nodes, that all has to be balanced with security.

Now when you put together all of the combined capabilities of Dell and EMC and VMware and VirtuStream and VCE and RSA and Pivotal and SecureWorks and Dobie and on and on, I’m not going to list them all, we have an unbelievably strong family here. And we become a company with a leadership position in 22 Gartner Magic Quadrants. Go look it up.

So look. This is a super-exciting time for us. We have you know some great hubs of innovation. Our new company will have a very profitable hub of innovation here in Austin, Texas, a very powerful hub in the Boston, Massachusetts area, and another very powerful hub in Silicon Valley, as well as many other sites around the world.

And all of you here in Round Rock 5 know you don’t have to move, right? You can stay right where you are and you know as we’ve been operating as a global company for years, we’re going to continue to operate as a global company. Now let me say a little bit about my friend Joe Tucci who I’m going to ask to come up here in a second and share his thoughts.

I met Joe back in 1994 when he was running a different company, and we became – we became friends, we’ve been friends ever since. You know we had a fantastic relationship with EMC in the early 2000s for running for almost ten years.

He got up to close to $2 billion, and I got to tell you, when you look at the amazing company that Joe and his team have built, I have a tremendous amount of respect for Joe and his team and what they built.

And we feel honored to be able to get an opportunity to join together these two amazing companies, and really set the stage for how customers are served in the future in this great world that we’re in.

So Joe, why don’t you come up here and talk to the team here and share some of your thoughts.

Joe Tucci:	Hello, Dell. You know really it’s interesting, as I drove up this morning, a driver drove me up, through the long building, but I was here enough that I actually corrected the driver and told him where to go and we got to the proper building here.

So I can’t count over between 1994 when I actually, the company that Michael was referring to was Wang, we took Wang out of bankruptcy, that was my first – my first kind of CEO gig. Don’t ask me why I did that, because I did. And you know we partnered with Dell on services on the side for a long, long time, had a great partnership. I built a great friendship with Michael which is very important to me.

And then of course, the deal we did with (inaudible) in storage with Dell that was kind of the best – I think at the time it was probably the best partnership the industry had ever seen. So it goes back a long time and of course, through those years I visited here quite often, and I really felt like I was coming home today, so I know a lot of your people (inaudible) in the field, I know what your customers think of you.

I know what your enterprise customers think of you. I know what your (SOV) customers, your government customers, your healthcare customers, your customers all around the world, they hold you in high esteem. You’re a tremendous group of people.

I could tell you that DNA’s also important to me you know what makes up a you know culture in a company. I think the culture you’ll find in the EMC family of companies and a culture that you built, this great culture will be here and will mesh well. And that’s important to me.

But what was really important to me you know I’ve been doing this now for 46 years. That’s a long time, and I still have a lot of energy. I’m not going anywhere, I’m going to help Michael and do what I can.

Michael Dell:	Yes, I’d like to reiterate that point. You’re not going anywhere.

Joe Tucci:	My brother from a different mother.

Michael Dell:	Joe’s going to stay around and help us.

Joe Tucci:	But at any rate you know it’s really important that you see life the same and you can work hard, play hard, the kind of cultures we enjoy, and that’s going to be important. But really what’s important to me is that could we build one of the really great companies?

As you – as you all know right now, this change, it’s being termed the “Mobile Cloud Big Data Era,” it’s just massive change. And any time you go through a change like this the disruption will be huge, and many, many companies are just not going to make it and will become, or will be as great as they are today. Next year from today, many will not even make it period.

But we have an opportunity in this kind of disruption around those major trends to create a really great company and bring us to you know bring us into opportunities that neither one of us could face alone. So building this company and really having a vision, how we are going to grow, how are we going to capture the hard customers.

And if you look at it you know digital transformation, we got a great story. In the (inaudible) line data center, there’s no unparalleled story. In cloud computing, hybrid cloud computing on-site, off-site, managed, unmanaged, we got a great story. In mobile end-user computing, a great story.

In mobile, end-user computing, a great story. Security, a great story. And customers, I don’t know one customer that ever called us and said, “Hey Joe you know what I need? More crazy vendors helping me,” right? Now they don’t want to be locked in. We got to make sure we give our customers choice. But on the other side, if we can give them a broad, they’re going to be happier, broad portfolio of solutions and stand behind it with high quality, be ethical, be customer-first in everything we do.

Partner well, even if we had put the partner with you know this competition is going to be huge in this area. But this is the kind of company that I think we can build here.

And this is why I’m so excited and why I’m all-in. And the other thing that you worry about you know getting (inaudible), I’ve been with EMC a long time now, and something like this, when you help build some of the great companies that we’ve built, and it becomes a bit of your baby, it’s not my company, trust me, this is owned by a lot of shareholders, 2 billion shares outstanding, so a lot of – it’s not my, but you feel like it’s yours, kind of had the real pleasure because let me tell you one of the secrets of life.

People think that you know leaders are appointed, but leaders are not appointed. Leaders are elected by all of you. So when a company follows a leader, it’s because you gave him that, you bestowed that right on the leaders.

And I really felt that EMC gave me a great honor, and I want to make sure that this company ended up where my baby ended up in really good leadership hands. I love the culture in Dell, I have tremendous confidence in this gentleman on my left who I’ve known since 1994. Like I said before, my brother from a different mother.

And I know you all will take it to great heights, and I’ll be (inaudible) cheering you off on the sidelines, but in the beginning I’ll be helping you every way I can.

So it is tremendous, it’s great to be back, and it really does feel like home when I pull up in here, and I wish every one of you, because this is all about you. People, it’s not customer-first, it’s people-first. Because how can I focus on customers if we don’t have good people?

How can you build great products and delight customers if you don’t have great people? So it’s people first and then we’ll delight our customers, and we’ll delight our shareholders by buying lots of equipment and lots of services.

So that’s the order so it all starts with you. You’re a great group, and I’m just proud to be part of it, and thank you for everything you do and will do.

Michael Dell:	Great. Thank you, Joe, and you know again, you’ve done a fantastic job building this business and I always had tremendous respect for you and the opportunity to bring this together is just a really special moment for our combined companies, and so now I think we are going to open it up for questions. Is that right, Maurius?

So who’s got the first question? We’ve got some microphones running around here.

Male:	(Rory), (Rory) has a question.

(Rory):	I had a question, Michael. When you worked on the partner and the customer communications, what’s been the feedback? Do they see the same opportunity that you’re seeing, and what’s the energy out there in the ecosystem?

Michael Dell:	It’s very positive. I’m a little behind on my e-mails right now, so if any of you sent me an e-mail and you’re wondering how come you haven’t responded, just you know give me a day or two, I’ll get caught up. Thank you, (Stephanie), for helping me with some of that. You know it’s overwhelmingly positive.

I mean, I think, as Joe said in an earlier session, 98 percent positive. I mean, there are folks who sort of wonder, questions here and there, but you know look. When you – when you think about the collective strength of these organizations you know from a channel perspective, from a customer perspective, there’s nobody with a stronger hand.

And so you know customers are excited about that. We’ve got a lot of work to do collectively as an organization in terms of planning out the integration and executing it. Rory, by the way, since you asked the question, let me – let me point out that Rory has a new job effective yesterday, OK?

Rory’s new job is he’s going to lead integration for the Dell side, reporting to me. There’s a gentleman named Howard Elias in EMC who’s going to lead integration on the EMC side. He will report to Joe. And we’re going to start our integration planning right away, so we you know maximize all the opportunities here.

Michael Dell:	Over here, yes.

Male:	About 14 years ago, there was another big merger that occurred and HP, so how is this merger going to allow us to gain advantage against HP and IBM and allow us to compete and be the number one, let’s say enterprise infrastructure company in the world?

Michael Dell:	Well I think if you look at Dell and EMC, I think one of the first things you see is that there’s a high degree of (complementiarity) in what the two companies do. There’s some overlap, but the vast majority of – vast majority of it is complementary. What I see, and you’ve heard me say this before, and I really believe it.

I think converged infrastructure is happening. I think the boundaries that have previously separated the compute, and the storage and the networking and all the other boxes that have been put in the convoluted data center over time are going to disappear as virtualization, containerization sweeps across the whole data center.

Now the anchor tenants in that whole process is the computes, because those virtual machines, those containers run in computes.

And so you know when you now combine the leading positions that we have in compute and in storage, we have the leading position that VMware has in virtualization, not only in compute virtualization, of course, but network virtualization and EMC, VMware both have very nice positions in storage virtualization, and there’s a lot of really interesting things going on in terms of how the future of the network evolves here.

You know we’re creating all kinds of new capabilities you know in the enterprise and the data center. And you know in case you haven’t gone up and added up the numbers, if you take IBM’s enterprise business minus services, you take HP’s shrunken enterprise business minus services, we are the largest enterprise company in the world.

So you know our business starts out life in a leadership position, and so look, I think the consolidation and the bringing together of these different parts of the data center were going to happen, we made a big move. We made the first move and now the others will have to scramble to kind of contend with that. So you know look, it’s go big or go home. And we’re going big, baby.

(Jeff) liked that. He…

Male:	So the timing of this announcement is pretty opportune in that we have all of our customers coming into Austin next week for Dell World. To what extent are you focusing on the new announcement, and what types of events might we have to take them through the announcement and explain what this means for them?

Michael Dell:	Yes, I will – I will do a fair bit of that in my keynote, and we’ll have some of that. Now we just have to remind folks of a few things, right? First of all, we haven’t closed the transaction, right? And until the transaction closes, we’re actually competitors, right?

And so we you know we have to be mindful of all the rules and regulations and we don’t want to do anything that would jeopardize actually closing the transaction. So we’ll describe what we’re doing in more detail and the strategy behind it you know the ideas behind it.

And it’ll be a fantastic opportunity to do that given the timing. I’m really looking forward to that. And I had you know great outreach with a number of partners.

I’ve already spoken with (Sacha Madoa) from Microsoft, with Jim Whitehurst from Red Hat, with Bill McDermott from SAP, with Brian Krzanich from Intel, with John Chambers and Chuck Robbins from Cisco, so personally and you know the rest of our executive team have already been reaching out to a number of our partner ecosystems.

And one thing we should point out is even though we have all these great you know technologies and assets in the family, we’re going to continue to be a company that is open and provides customers choice, OK?

Just as VMware has an open ecosystem and will remain an independent company, and will work with the broad ecosystem of companies, Dell will continue to work with you know a wide variety of operating system companies and other partner ecosystem companies because you know our products show up everywhere.

And that is really an important thing about this, is that you know we have – we have a real responsibility to our customers with all the other partners that aren’t on this page to work together to help drive customer success.

And so, for example, with respect to Cisco you know if we go into a company that is among the largest companies in the world, there’s an extremely high likelihood that our stuff is going to be in that company. There’s also an extremely high likelihood that their stuff is going to be in that company, and you know it’s very important that we help our customers make all that work together and not make it more difficult for them.

But Dell World, all I can say is a good thing this happened this week instead of next week because you know I didn’t have – I didn’t have any time on my schedule next week for this. Other questions?

Female:	Michael, we’ve already had some debt from going private and now we are taking on $50 billion more in debt. Are you sleeping at night, or how’s that working?

Michael Dell:	Yes, I just put that on my American Express card and – no, so look. I think – I think if you – if you get into the mechanics here you know just like in the – in the Dell go private, you all remember, we were spending quite a lot each year on share repurchase, on dividends, and on interest-related expenses.

The same is true for EMC, and so you know the combined company, when you look at the revenue synergies which we believe are about three times larger than the cost synergies, the combined cash flows of the companies you know we really like the situation that we put ourselves in, and fully understand the obligations and you know are committed to doing everything you know to maintain investment-grade-like policies of the company, so company remains financially strong and importantly, we have the flexibility and agility with a privately-controlled business.

Now we will be issuing a public tracking stock, so I’m not going to try to explain, but there’ll be time for that. But you know we feel good about the structure. And you know look. There’s some competitors out there saying, “Waah, waah, waah, waah, waah.”

You know you know look. That’s what they said last time, right? We’ve had 11 quarters in a row of gaining share.

The enterprise business is on a roll. We’ve been gaining share incredibly strongly in compute layer, so look. We’re the aggressor here, and put ourselves in a great position as we complete this. And we’re not moving a few pieces around on the chessboard, we sort of took away the whole chessboard, so…

Male:	I have a question. So we’ve been talking about (inaudible), of course, and just wondering where, it’s kind of been said, but where’s the headquarters going to be and how’s that all going to work? Do you know anything about that?

Michael Dell:	Sure. So you know I think in a global company the notion of a headquarters is maybe a bit of an outdated notion. Since the people are working all over the world, and you know if you sort of looked it up from an official document standpoint, yes, there’ll be you know this business is based here, this business is based there.

We’re going to have big hubs of innovation. So all of you here in Austin, as part of our ESG business, incredibly important, we’re not asking you to move anywhere. We want you to stay right here and continue to innovate and do the great work. EMC has a fantastic hub in the Boston area. Both of us combined have a big innovation hub in the Silicon Valley area and of course, that’s where VMware is headquartered.

And there are others as well you know. In Atlanta, we have SecureWorks, and AirWatch, all right? And so we’re going to continue to operate with these innovation hubs. We have – we have said, just so we’re clear, we are taking our ESG business and we are putting it into the enterprise business that EMC has.

And you know that business will have its headquarters in Massachusetts, OK? That doesn’t mean any of you are losing anywhere, we want you to stay right where you are, and to be even more clear, the headquarters of the overall company is right here.

So, and I continue to lead the company as if that wasn’t already obvious, so…

So no, (Stephanie), you can’t have any time off, so it’s all you can eat work for awhile here, so…

Male:	Thank you. So Michael, so from a branding perspective, traditionally when we acquire a company as part of Dell merger and integration strategy where we kind of fold them into our family structure, EMC has purposely kind of kept the family, as you described, where they have separate independent branches that are complementary.

Do you see a future where there’s going to be a hybrid of those, or is it too early to tell what we’re going to do from an integration or a separation kind of process? What’s your thoughts there?

Michael Dell:	Yes you know as I reflect on this, one of the things that I will tell you is I think what EMC did actually worked better in many cases than what we did. And so you know I like that. I think we can learn from that.

I also think on this page here, you’ve got some of the strongest brands in our industry, and we would be really foolish to do anything other than to enhance those brands, OK?

And you see, another aspect of this, which is as we incubate new businesses that have their own unique opportunities and unique cultures you know I think there are opportunities for those businesses to grow and you know take on a life of their own, right?

And I know we’ve got a lot of very technical, very smart people here in the room. Go check out Pivotal and Pivotal Labs, and you’ll be amazed at what is going on inside that organization and the capabilities.

You know lot of you know about (Boomie). Think about (Pivotal) as like 10 (Boomies). There’s a lot of really interesting capabilities and technology in there.

Great brands. We want to keep the brand and we want to keep the – I also say, as it relates to cultures, each of these organizations will have slightly different cultures that develop that we don’t want to try to homogenize all those cultures into one. I think we want to get the best out of those cultures. Certainly, we’ll have some common (effects) that we abide to and standards that we uphold.

But there’s a lot to be said for the EMC strategy which was to allow these units to flourish and grow, aided by the parent company. Now, the parent company just got a whole lot larger – or will become a whole lot larger – and is a privately controlled company. So that continues to give us lots of flexibility.

Yes?

Male:	Question I had – was it coincidence that on the day we announced the merger that we also expanded CDW, all our lines with CDW? I tried looking for comments about that from you, but just wanted to get your thoughts on that?

And, more importantly, what are our larger partners saying, not only about the merger, but also with our expansion to CDW?

Michael Dell:	Yes. It’s a great question. It was a complete coincidence that those occurred on the same day. We had been having discussions with CDW for some time. And some of you might already know that with (Sonic Wall) and (Wise) and our federal business we already do a fair bit with CDW. But now, it’s stepped up to a whole other stage.

It’s also quite interesting that CDW is HP’s largest partner, so it was a particularly bad day for HP. So let’s all feel bad for them – just kidding. Just kidding.

Look, I think the reaction that we got from partners is incredibly positive. VM Ware is pretty pervasive. EMC, obviously, incredibly strength in the enterprise. We’ve made fantastic strides with the channel in the last eight years.

And in many ways, if we had tried to have done this five, 10 years ago, it would have been very, very hard because of the reliance on the channel. We’re now completely embraced by the channel.

It’ll be a great opportunity also at Dell Work because we’ll have a big partner summit. And I’m getting very positive vibes from the channel.

So just back to CDW for a second. When we think about the opportunity we have with CDW plus what we see from EMC and VMWare, this could be billions of dollars of revenue from CDW. So lots of opportunity there.

Male:	Thanks. Talking about partnerships of another sort, EMC’s worked for a long time to develop a lot of partnerships with our competitors – EMC Lenovo, EMC Cisco, and then VMWare who is always (arm slings) and partners with everybody, every platform. How do we address that? And do we not impact their business?

Michael Dell:	Well, lot’s start with VMWare. On VMWare, the open industry ecosystem that VMWare has is incredibly important. And so we’re not going to do anything to disrupt that. And so it’s very important that they continue to work with other OEMs, just as we’ll continue to work with Microsoft and Red Hat and other OS providers.

As it relates to EMC’s relationships with other systems companies, there’s a very successful partnership today with Cisco in the form of VCE. Remember, right now, these are separate companies so we’re not part of the same company until a transaction is completed.

I do think that VCE is a great business. Right. And sets the stage for a potentially much stronger partnership with Cisco going forward, which you might be surprised to hear me say that. But John Chambers and their new CEO Chuck Robins and I had a lot of good discussions in the last day. And we’ll get back to you with more on that.

Let’s also remember that there’s a lot of EMC storage connected to HP servers. And there’s a lot of EMC storage connected with IBM servers. And, again, once the transaction closes, it will not be in our incentive to go and mess those things up. All right.

So we’ll be thoughtful about that and start with what’s in the best interest of our customers and how do we, along with that, win and succeed, continue to grow share.

Male:	Hi, (Michael). My name is (Raida). I am from Dell Global Industries based out of (Oklahoma). I just wanted to know if analytics (currently covering smart face) analytics here in (Oklahoma) actually are (around two, three and eight).

I wanted to know how the analytics is based in (EMC) (inaudible) to them or marketing (our) analytics to them. How do you see the analytics are different? How do you (integrate that)? What do you see are the results from that?

Michael Dell:	You know I think analytics is – given all this data that’s out there, that’s certainly one of the big opportunities. As we get into integration planning, we’re going to look for intelligent opportunities here to share capabilities and resources.

There’s also a lot of great technology that EMC can bring to our own operations as we think about big data strategy; those kinds of things.

As I mentioned earlier, we’re going to start with the integration planning. And within each of the areas of the Company, we’re going to go through and look for all the opportunities that are created here. And that’ll certainly be one of them.

So stay tuned. And Rory and the team will be coming back with regular updates.

Over here?

Male:	Hi. You talk about some of the areas with overlap. What’s your direction for the teams that have overlap between the companies?

Michael Dell:	I think we’re going to jump into that very quickly here. First priority is we’re going to take care of our customers. And we’re going to look at how big are the overlaps really. And how do we navigate that ultimately for customer success.

They’re not as big as they may appear at first when you do a more careful sub segmentation of various parts of the market. It turns out a lot of places where we are strong, EMC wasn’t as strong; were there very strong we weren’t as strong.

And, again, combined together, you look at the engineering and R&D and innovation powerhouse that we will become from just the sheer size of our developer engineering team.

The number of patents that we will collectively have and be filing as an organization; the awesome power of our combined go-to-market strength, reaching customers of all sizes from the largest in the world all the way down to small business. Roughly more than 40,000 sales professionals working for the new combined organization.

And, obviously, a very pervasive services footprint to be able to help those customers and take care of all that mission critical computing.

Male:	Hi, Michael. I asked this same question to you when we were becoming (Pilot). And, basically, at that time we were around $55 billion and around 85,000 employees. I asked you what is our sales in three to five years. And you said we will be more in both areas. In fact, you have all delivered …

Michael Dell:	So far, so good.

Male:	You have all delivered to your commitment. With EMC now we will be $85 billion and 100,000 Dell and 70,000 EMC employees. Again, the same question. Where do you see ourselves in three to five years? Hopefully, a more detailed answer, please?

Michael Dell:	Well, yes. The thing is if I had – after we completed the go-private two years ago, if I’d said, OK, now, we’re what we’re going to do. OK. We finished the go-private and we’re going to buy EMC. And we have control of VMWare. You’d be like, He’s bananas. Right?

Look, I do have some ideas for our third act. We’re just finishing Act I. We’re going into Act II. Got some ideas for Act III. The (inaudible) I’ve just discussed with you. We got some ideas. But we can’t tell you what they are. So you’ll have to just stay and enjoy the show and help us make it happen.

Look, there’s a lot of work to do here. And we’re going to create an even more incredible company that can help customers address the big challenges that are out there.

And the support that we’ve received from our customers, from our partners, from our suppliers – it’s pretty easy to get support from suppliers when you’re the biggest customer for everything. Right? It’s also pretty easy to get support from the partners when you’re the biggest partner.

Look, we’ve got a great responsibility here. I am tremendously excited. I want to thank you all for the trust and confidence that you placed in me during the period of uncertainty that we had two-and-a-half years or so ago.

I don’t think we have nearly that right now. But, look, we’re all in this together. And we’re going to make it happen. We’re going to make it an awesome success.

And if anybody has a question about our commitment to the enterprise, please see me afterwards.

Thank you.

Marius Haas:	Thank you, Michael. And I thank Joe and Harry. Thank you so much for joining us. I think on behalf of the whole team that’s here. And also on behalf of my peers in the LT. (Tom’s) here; Karen’s here, Jeff’s here. I know Steve, (Rory) – you’re right here.

We’re thrilled that you have decided that the best place for an amazing franchise that you have built to be here as part of the overall Dell family. And we want to thank you for taking the time to come see us.

Thank you for (addressing) the team. We’re ecstatic. This certainly puts us on a whole different ecosystem and a trajectory. We’re thankful for your partnership and commitment.

So, with that, I know we closed the cafeteria for you. But you will have box lunches. So we are feeding you. Thank you so much for coming and joining us.

Take care.

END

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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